CanAlaska Ventures Ltd.

FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska Updates Athabasca Uranium Exploration Progress

Vancouver, Canada, August 25th, 2006 – CanAlaska Ventures Ltd. (TSX.V: “CVV”, OTCBB: “CVVLF”, Frankfurt “DH7”) (the “Company’). The Company has initiated distribution of its 2006 Annual Report and would like to update current shareholders and potential investors of its availability in PDF format at www.canalaska.com.   Furthermore, the Company is pleased to announce that Management has submitted a proposal to the Company’s Board of Directors and to its shareholders to change its corporate name to “CanAlaska Uranium Ltd.”, subject to regulatory approval.  It is felt that this change will more accurately reflect the Company’s strategic focus in uranium exploration.

Exploration Update

In the past two months, the Company has continued to carry out its drill program and exploration in the Athabasca Basin, and in the Wollaston Belt outside of the basin.  Over 60 staff have been active undertaking field work across four exploration camps.

At the West McArthur Project, we have completed drilling hole WMA 005, located 100 metres south of hole WMA 003, where we previously intersected strong clay alteration in the basement rocks.  WMA 006 was drilled 1.4 km east, half way between WMA 002 and WMA 003, inclined to the SW.  A further NE trending angle hole WMA 007 is currently underway from a location 500 metres south of WMA 003.  This third hole is expected to provide further definition of the target area.  Drill intersections to-date continue to indicate zones of alteration thought to be associated with uranium mineralizing systems.

Field crews working from our West McArthur Project and another camp to the South-west have been collecting surface samples to identify glacially transported uranium-bearing boulders and clay alteration on the West McArthur Project and our other SE Athabasca Basin properties.  All clay analyses are being carried out in the field camps using state of the art SWIR spectral analysis equipment and samples are then sent to Acme Laboratories for multi-element analyses including uranium.

In the west and north of the basin, our marine seismic survey has been collecting extensive deep-penetrating multi-channel data.  At this stage, we have completed first pass grid coverage of all of the Alberta Project area, (80 km X 20 km).  The survey crews have also completed detailed shallow single-channel seismic surveys in the broad area surrounding the uranium mineralization at Stewart Island, and identified a series of major structural breaks and offsets in this area.  Deep seismic survey data is now being collected to finalize winter drill targets.

News Release

August 25th, 2006

In our North East Project, along the trend of the Wollaston Belt rocks, field crews have continued to measure high radiation counts within sedimentary horizons and associated pegmatitic rock units.  Grid work is being carried out in several areas, with detailed surface sampling and measurement in preparation for winter drill testing.

President Peter Dasler notes that:  “With over 60 people in the field collecting samples and measurements in  zones on interest, we are well advanced on our tasks to present new significant uranium targets to our shareholders and other industry participants.  Sample collection takes time, and sample analysis takes additional time, but we are approaching the conclusion of these normal waiting periods.”  The Company is continuing to discuss collaborative project development with major resource mining groups, and would hope to develop further relationships in the near future.

The Qualified Person for this news release is Dr. Karl Schimann, P. Geo.

About CanAlaska Ventures Ltd.  –  www.canalaska.com

CanAlaska Ventures (CVV – TSX.V, CVVLF – OTCBB, DH7 – Frankfurt) possesses eighteen, 100%-owned, uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (936,000 Hectares).  In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  An aggressive minimum $6.5 million exploration program is underway for 2006.

On behalf of the Board of Directors

Peter Dasler, President & CEO

CanAlaska Ventures Ltd.

Contact for CanAlaska Ventures Ltd.:

Emil Fung, Corporate Development

Tel: +1.604.685.1870

Toll Free (N. America): 1-800-667-1870

info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

August 25th, 2006